Bradford & Bingley



Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

30 July 2010

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary Hall (Mrs)
Company Secretary's Office

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

62520-1

F0427 (02/2007)

Bradford & Bingley plc

30 July 2010

Interim Financial Report 2010

Bradford & Bingley plc today issued its Interim Financial Report for the half year ended 30 June 2010. The report will be available today at :
http://corporate.bbg.co.uk/financial-information/results-and-publications.aspx

During the first half of 2010 Bradford & Bingley plc ('Bradford & Bingley' or 'the Group') has continued to focus on its key strategic objectives and implementing its Business Plan. The Group's primary objective remains unchanged, to repay the public funding as soon as market conditions allow, and protect and create value for taxpayers, whilst treating customers and creditors fairly. In January, the European Commission ('EC') ratified our Business Plan by approving the application from the UK Government for the State Aid given to Bradford & Bingley at the time of its nationalisation. In accordance with this plan, there has been a further £2.8bn reduction to the Balance Sheet since 31 December 2009 which has been achieved through a combination of mortgage redemptions and selective wholesale asset sales.

During the first half of 2010, arrears levels continued to trend downwards with cases three months or more in arrears reducing by 18% to 15,653 from 19,159 at the end of 2009. This continued positive performance further demonstrates the benefits of the Group's investment in key areas of the business particularly customer arrears management. The more stable economic conditions over the last year have also contributed to this improvement in arrears performance.

The benefits of last year's organisational restructure, completed in November 2009, are now starting to come through with lower ongoing operating costs of £58.6m compared to £65.3m over the same period last year. The efficiency and control improvements implemented during this review have enabled the business to participate effectively in the planning of the integration of our operations with Northern Rock (Asset Management) plc ('NRAM') announced in March 2010. Successful implementation of this programme will be a key goal in the next year.

In June, as part of the programme to manage the run down of the Balance Sheet effectively, we undertook a liability management exercise involving an open market tender for £1,150.0m of our issued subordinated debt instruments. The offer attracted strong noteholder interest resulting in an overall 84% take-up, and provided the Group with a one-off profit (before tax) of £712.3m, further protecting the taxpayer by strengthening Bradford & Bingley's tier 1 capital.

Richard Banks commented:

"I am pleased to announce that we have returned to profit and made great progress against all our financial targets."

Financial information

- Group profit before tax for the first half of 2010 was £896.0m (H1 2009: loss of £160.0m; FY 2009: loss of £196.0m).
- The above profit before tax figure includes two significant one-off items. Excluding these, Group adjusted profit before tax for the first half of 2010 was £79.4m* (H1 2009: loss of £160.0m; FY 2009: loss of £196.0m).
- 84% take-up of the subordinated debt tender, at a cost of £363.4m, yielded a one-off profit of £712.3m before tax.
- Lending balances reduced by £1.3bn in the 6 months to 30 June 2010, being £1.0bn of redemptions and £0.3bn of other repayments.
- 3+ months in arrears and possession cases have reduced by 3,506 cases (18%) since 31 December 2009 to 15,653 (H1 2009: 21,102; FY 2009: 19,159).

- Loan impairment charge to the Income Statement has reduced by £166.9m to £161.5m compared to the same period last year (H1 2009: £328.4m; FY 2009: £593.7m).
- The Balance Sheet provision for residential loan impairment has reduced to £863.3m (H1 2009: £713.9m; FY 2009: £884.1m).
- Ongoing cost: assets ratio reduced to 0.26% (H1 2009: 0.27%; FY 2009: 0.29%).
- The tier 1 capital ratio ended the period at 12.1% (H1 2009: 8.7%; FY 2009: 8.7%), and no additional capital has been provided since nationalisation.

* See "Summary of Adjusted Profit" for explanation of adjusted profit

Progress against strategic priorities

The Group's over-arching objectives are to repay the Working Capital Facility ('WCF') and the Statutory Debt to HM Treasury ('HMT') and the Financial Services Compensation Scheme ('FSCS') and to protect and create value for the taxpayer whilst continuing to treat customers fairly. In doing so, we have returned to profit and we are progressing well on the remaining three key strategic priorities set out in the Business Plan. During the first half of 2010, the Group continued to work on these priorities and progressed as follows:

- **Run down the Balance Sheet**

The Group took a number of actions to facilitate mortgage redemptions, such as the re-introduction of the Early Redemption Charge ('ERC') waiver, which contributed to the reduction in lending balances to £37.7bn (H1 2009: £40.3bn; FY 2009: £39.0bn).

Mortgage redemptions in H1 were £1.0bn compared to £1.6bn (H1 2009) and £2.5bn (FY 2009). Redemptions were lower than in 2009 primarily because the ERC amnesty was available to a greater proportion of the book in 2009. The residential mortgage redemption rate was 5.2% (H1 2009: 8.0%; FY 2009: 6.0%) in line with internal targets.

Sales of wholesale assets realised cash of £400m at a loss of less than 3% compared to book value.

The principal amount of the Statutory Debt of £18.4bn (H1 2009: £18.4bn) and the principal amount of the WCF of £8.5bn (H1 2009: £8.1bn) have remained constant since the start of the year.

The combination of redemptions and asset sales reduced the amount of drawings on the Working Capital Facility ('WCF') to £1.0bn less than was envisaged under the Business Plan and no incremental funding has been drawn in this half year.

Wholesale funding from external sources of £2.8bn was also repaid, reducing the balance to £15.6bn (H1 2009: 19.8bn; FY 2009: £18.4bn).

The Balance Sheet has been simplified by disposing of derivatives which previously hedged fixed rate funding. This has contributed £19.7m of the Group's realised gains in the first half.

- **Minimise impairment and losses**

The number of arrears and possession cases which were three months or more in arrears peaked in April 2009 at 21,500 cases but reduced to 19,159 at the end of 2009. Encouragingly, this trend has continued throughout H1 2010 with arrears numbers falling by a further 18% to 15,653 (H1: 2009 21,102; FY 2009: 19,159).

The total number of cases three months or more in arrears or in possession equates to 4.72% of mortgage accounts (H1 2009: 5.88%; FY 2009: 5.54%). The total value of the Group's arrears debt is £101.3m representing 0.27% of mortgage balances compared to 0.33% in June 2009 (FY 2009: 0.33%).

The charge to the Income Statement for residential and commercial loan impairment was £161.5m (H1 2009: £328.4m; FY 2009: £593.7m). The charge includes £66.3m (H1 2009: £102.7m; FY 2009: £234.9m) relating to potential losses from historic mortgage fraud and professional negligence cases

and, whilst we are actively pursuing all avenues to recover these amounts, we take no account of any potential recoveries in estimating the provision. The charge also includes £17.1m for additional provisions on a number of our commercial loans based on recently updated valuations.

In line with industry best practice, we continue to work closely with those customers experiencing or likely to experience payment difficulties, offering a wide range of solutions to help customers to remain in their homes. The Group exhausts all reasonable efforts before commencing repossession proceedings, which is viewed as a last resort. During 2009, we made over 12,000 mortgage arrangements and account modifications to assist customers and, in H1 2010, have made further arrangements for over 4,000 customers. The Group will not take possession of an owner-occupied property for a full six months after the customer first falls behind with their mortgage payments. Where a buy-to-let landlord is in arrears, the Group endeavours to protect any tenants by honouring the terms of all valid Assured Shorthold Tenancy agreements and instructing an LPA receiver to collect rent directly from the tenant, thereby enabling the tenant to stay in their home for the duration their agreement.

- **Restructure and realign the business**

  This objective was largely achieved in 2009 and was reflected in the Group's cost base falling from £253.2m in 2008 to £137.1m in 2009. We have continued to rationalise further, balancing the need to reduce costs with the need to treat customers fairly and also ensuring we have a robust risk framework in place to support the business.

  Reflecting the above factors, ongoing costs in H1 2010 were £58.6m compared to £65.3m in H1 2009. Staff numbers at period end are 992, compared to 943 at 2009 year end, with the increase mainly due to additional staff in our arrears and customer management areas.

  The Group is now preparing to integrate with NRAM under a single holding company, and to get us into a state of readiness, costs of £2.5m were incurred in the first half of the year. We also incurred costs of £3.3m recharged from HMT for work associated with the nationalisation of the Company.

ENDS

Enquiries

Bradford & Bingley Press Office:
+44 (0) 1274 554042
pressoffice@bbg.co.uk

Investor Relations:
+44 (0) 1274 806341

www.bbg.co.uk

Summary of Results

		6 months to 30 June 2010	6 months to 30 June 2009	12 months to 31 December 2009
Key Performance Indicators				
Profit/(loss) before taxation	£m	896.0	(160.0)	(196.0)
Adjusted profit/(loss) before taxation	£m	79.4	(160.0)	(196.0)
Ongoing cost: assets ratio*	%	0.26	0.27	0.29
Costs	£m	64.4	65.3	137.1
Ongoing costs**	£m	58.6	65.3	137.1
Net interest margin	%	1.62	1.23	1.29
Adjusted net interest margin***	%	1.15	1.23	1.29
Wholesale asset balances	£bn	5.8	6.3	6.3
Lending balances	£bn	37.7	40.3	39.0
Residential mortgage redemption rate	%	5.2	8.0	6.0
Redemptions	£bn	1.0	1.6	2.5
Working Capital Facility	£bn	8.6	8.2	8.5
Residential Mortgage Arrears:				
Arrears and possessions balance: total mortgage balance	%	0.27	0.33	0.33
Residential Arrears and possessions over 3 months and possessions as a % of book:				
- by value	%	6.45	8.03	7.58
- by number of accounts	%	4.72	5.88	5.54
Residential loan impairment charge	£m	144.4	309.2	572.2
Commercial impairment charge	£m	17.1	19.2	21.5
Capital Structure				
Tier 1	£m	2,336.7	1,676.2	1,714.8
Tier 2	£m	510.3	1,449.6	1,464.9
Tier 1 ratio	%	12.1	8.7	8.7
Total capital ratio	%	14.8	15.9	16.1
Risk weighted assets	£bn	19.3	19.3	19.8
Period end total headcount	no.	992	997	943
Number of mortgage accounts	no.	331,775	358,880	346,440

* Ongoing cost: assets ratio represents ongoing administrative expenses divided by the average interest-earning assets.
** Ongoing administrative expenses exclude certain items which are considered to be non-recurring.
***Adjusted net interest margin for H1 2010 reflects the elimination of the effect of discounting subordinated liabilities.

Summary of Adjusted Profit

	6 months to 30 June 2010	6 months to 30 June 2009	12 months to 31 December 2009
Profit/(loss) before taxation	**896.0**	**(160.0)**	**(196.0)**
Less gain on repurchase of subordinated liabilities	(712.3)	-	-
Less discounting of subordinated liabilities	(104.3)	-	-
Adjusted profit/(loss) before taxation	**79.4**	**(160.0)**	**(196.0)**

The Group profit before tax was £896.0m. There were two items which are considered non-recurring that significantly impacted the Interim Income Statement, namely the one-off gain on the repurchase of subordinated liabilities £712.3m and a £104.3m benefit from the discounting arising due to the deferral of coupons on subordinated liabilities. Adjusting the interim profit figure by this total of £816.6m gives an adjusted profit for the period of £79.4m, which compares with the loss of £160.0m in H1 2009.

Summary Income Statement

£m	6 months to 30 June 2010	6 months to 30 June 2009	12 months to 31 December 2009
Net interest income	366.7	298.3	612.4
Fee and commission income	13.1	30.1	52.6
Realised gains less losses on financial instruments	17.6	0.1	(8.5)
Fair value movements	2.3	(57.2)	(79.1)
Hedge ineffectiveness	(0.7)	32.5	44.1
Other operating income	0.1	0.4	1.1
Net operating income	**399.1**	**304.2**	**622.6**
Administrative expenses:			
- Ongoing	(58.6)	(65.3)	(137.1)
- Other net expenses	(5.8)	-	-
FSCS levy	-	-	(7.9)
Loan impairment loss	(161.5)	(328.4)	(593.7)
Investment impairment reversal/(loss)	10.5	(70.5)	(93.3)
Gain on repurchase of subordinated liabilities	712.3	-	-
Defined benefit pension scheme curtailment	-	-	13.4
Profit/(loss) before taxation	**896.0**	**(160.0)**	**(196.0)**
Taxation	(250.9)	40.5	97.7
Profit/(loss) for the financial period	**645.1**	**(119.5)**	**(98.3)**

Summary Balance Sheet

At £m	30 June 2010	30 June 2009	31 December 2009
Residential mortgages - Buy-to-let	23,604.0	24,562.8	24,201.2
- Self-cert	7,697.5	8,304.5	7,985.1
- Other	5,601.5	6,568.2	5,981.0
Commercial and other secured loans	777.5	831.0	818.9
Loans and advances to customers	***37,680.5***	***40,266.5***	***38,986.2***
Wholesale assets	**5,764.9**	**6,261.8**	**6,321.2**
Fair value adjustments on portfolio hedging	311.9	387.1	294.2
Derivative financial instruments	2,656.6	3,359.4	3,660.6
Fixed and other assets	143.5	30.4	132.4
Other assets	***3,112.0***	***3,776.9***	***4,087.2***
Total assets	**46,557.4**	**50,305.2**	**49,394.6**
Statutory Debt	**18,416.2**	**18,415.9**	**18,416.2**
HM Treasury Working Capital Facility	**8,563.7**	**8,163.3**	**8,537.8**
Wholesale	5,178.2	7,159.7	6,610.5
Securitised*	5,577.0	6,998.3	6,021.9
Secured*	4,866.9	5,647.5	5,768.2
Wholesale funding	***15,622.1***	***19,805.5***	***18,400.6***
Derivative financial instruments	660.1	867.5	665.6
Other liabilities	723.5	396.8	425.8
Other	***1,383.6***	***1,264.3***	***1,091.4***
Interest-bearing capital	**521.2**	**1,552.5**	**1,554.5**
Share capital and reserves	**2,050.6**	**1,103.7**	**1,394.1**
Total equity and liabilities	**46,557.4**	**50,305.2**	**49,394.6**

* Includes only securities issued to external counterparties.